Exhibit 99.1

China Yuchai International Announces Unaudited

2022 First Half-Year Financial Results

SINGAPORE, Singapore — August 10, 2022 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the 2022 first half-year ended June 30 (“1H”), 2022. The financial information presented herein for 1H 2022 and 1H 2021 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 1H 2022

•	Revenue decreased by 32.2% to RMB 8.6 billion (US$ 1.3 billion) compared with RMB 12.6 billion in the same period last year;

•	Gross profit was RMB 1.4 billion (US$ 202.7 million), an increase in gross margin to 15.9%, compared with RMB 1.6 billion and a gross margin of 12.9% in the same period last year;

•	Operating profit was RMB 288.0 million (US$ 42.9 million) compared with RMB 499.8 million in the same period last year;

•	Basic and diluted earnings per share were RMB 2.29 (US$ 0.34) compared with RMB 6.21 in the same period last year;

•	Total number of engines sold decreased by 36.6% to 180,911 units compared with 285,342 units in the same period last year;

•	Subsequent to the 1H 2022 period, cash dividends of US$0.40 per ordinary share were paid in July 2022.

Revenue was RMB 8.6 billion (US$ 1.3 billion) compared with RMB 12.6 billion in the same period last year.

According to data reported by the China Association of Automobile Manufacturers, total industry unit sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) declined by 49.7% year-over-year with truck and bus unit sales down by 50.9% and 35.1%, respectively, in 1H 2022. The industry sales decline was primarily due to lower demand from a high base in 1H 2021, and pandemic-related lockdowns in various parts of the country which caused weaker commercial vehicle demand due to less logistical activities and infrastructure and construction projects.

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Reflecting the above industry conditions, the total number of engines sold by GYMCL in 1H 2022 was 180,911 units, a 36.6% decrease compared with 285,342 units in same period last year. GYMCL reported a 56.8% decline in truck and bus engine sales and a 12.7% decline in off-road engines sales in 1H 2022.

Gross profit was RMB 1.4 billion (US$ 202.7 million), compared with RMB 1.6 billion in the same period last year. Gross margin increased to 15.9% as compared with 12.9% in the same period last year. The increase in gross margin was mainly attributable to improved margin in National VI engine sales and also to the increase in sales mix in the off-road segment in 1H 2022.

Other operating income was RMB 85.5 million (US$ 12.7 million) compared with RMB 111.7 million in 1H 2021. The decline was primarily due to lower interest income and higher foreign exchange losses compared with the same period last year.

Research and development (“R&D”) expenses increased by 29.4% to RMB 408.5 million (US$ 60.9 million) compared with RMB 315.7 million in the same period last year. Higher R&D expenses in 1H 2022 were mainly due to an increase in experimental costs primarily for the engines used for marine and power generation applications. GYMCL continued to improve the performance and qualities of its engines in compliance with China’s National VI and Tier-4 emission standards, and develop products for new energy vehicles. The total R&D expenditure including capitalized costs, was RMB 476.9 million (US$ 71.1 million) in 1H 2022 as compared to RMB 450.2 million in the same period last year, representing 5.6% of revenue compared with 3.6% in the same period last year.

Selling, general and administrative (“SG&A”) expenses represented 8.7% of revenue for 1H 2022 compared with 7.3% in the same period last year. SG&A expenses decreased by 18.5% to RMB 749.6 million (US$ 111.7 million) from RMB 920.1 million in the same period last year. The decrease was mainly due to lower warranty and freight expenses, and reduced personnel costs compared with the same period last year.

Operating profit decreased by 42.4% to RMB 288.0 million (US$ 42.9 million) from RMB 499.8 million in the same period last year. The operating margin was 3.4% for 1H 2022 compared with 4.0% in the same period last year.

Finance costs decreased by 19.3% to RMB 55.2 million (US$ 8.2 million) from RMB 68.4 million due to lower bank loans and lower bills discounting rates compared with the same period last year.

The share of financial results of the joint ventures was a loss of RMB 30.9 million (US$ 4.6 million) for 1H 2022 compared with a profit of RMB 12.5 million in the same period last year. The loss was largely due to the loss in our joint venture with the heavy-duty truck producer, C&C Trucks.

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Net profit attributable to equity holders of the Company was RMB 93.7 million (US$ 14.0 million) compared with RMB 253.7 million in the same period last year.

Basic and diluted earnings per share were RMB 2.29 (US$ 0.34) compared with RMB 6.21 in the same period last year.

Basic and diluted earnings per share for 1H 2022 and 1H 2021 were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at June 30, 2022

•	Cash and bank balances were RMB 5.3 billion (US$ 783.5 million) compared with RMB 5.3 billion at the end of 2021;

•	Trade and bills receivables were RMB 6.6 billion (US$ 982.6 million) compared with RMB 7.0 billion at the end of 2021;

•	Inventories were RMB 4.0 billion (US$ 601.8 million) compared with RMB 5.2 billion at the end of 2021;

•	Trade and bills payables were RMB 6.1 billion (US$ 904.9 million) compared with RMB 7.4 billion at the end of 2021;

•	Short-term and long-term bank borrowings were RMB 2.0 billion (US$ 296.0 million) compared with RMB 2.2 billion at the end of 2021.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our sales in the first half of 2022 reflected China’s weak economic growth of 2.5% for the first half and 0.4% in the second quarter of 2022, respectively. We are working in a difficult environment with lower economic growth, COVID-19 related travel restrictions and weak commercial vehicle demand.

“Despite the slowdown, we remained profitable with an improved gross margin. Our continuing financial strength enabled us to distribute a cash dividend of US$0.40 per common share paid in July of 2022.

“We are getting ready with a portfolio of Tier-4 engines for their national implementation for off-road markets in late 2022.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.7114 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2022. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2022 or at any other date.

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Unaudited 2022 First Half-Year Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 10, 2022. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register.vevent.com/register/BI7e8fd96be075437a82ae4672ba6b0a40 at least one hour before the call. A return email will be sent with instructions and numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2021, GYMCL sold 456,791 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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